The Honourable Rod Gantefoer Minister of Finance

SASKATCHEWAN BUDGET UPDATE 09-10

SASKATCHEWAN: STRONG AND STEADY
3RD QUARTER FINANCIAL REPORT

3rd Quarter Financial Report Government of Saskatchewan March 2, 2010

3rd Quarter Financial Report General Revenue Fund Update

INTRODUCTION

The 2009-10 third quarter GRF update shows an overall improvement in the government’s financial outlook.  Total GRF revenue has increased since mid-year despite further reductions in potash revenue.  This revenue improvement has allowed government to increase spending since mid-year in priority areas.

The outlook for Saskatchewan’s potash sector has improved in recent weeks.  However, the 2009-10 potash revenue forecast has decreased again at third quarter due to further reductions in 2009 sales volumes and prices.  This has resulted in refunds to producers of revenue received in the final quarter of 2008-09.  These refunds of over-payments are currently forecast to exceed current-year revenue by $203.9 million.

The GRF revenue update incorporates increases across several revenue categories, with significant increases in oil revenue, Crown land sales, the Resource Surcharge, and income taxes.  Other own-source revenue is also higher at third quarter.  These gains more than offset the additional declines in potash revenue since mid-year.

The third quarter GRF expense update incorporates increased spending since mid-year in the areas of health, municipal infrastructure and social services.  Despite these increases, expense is forecast to be $133.1 million lower than budget due to the spending restraint measures identified at mid-year, as well as further savings in several Ministries since mid-year.

In total, the changes in GRF revenue and expense improve the pre-transfer deficit by $54.2 million since mid-year.

The net transfer from the Growth and Financial Security Fund (GFSF) is now projected to be $510.1 million.  This will ensure that the budgeted $424.5 million GRF surplus remains intact and that government debt remains unchanged at $4.2 billion.

The GFSF is projected to have a balance of $705.0 million at the end of 2009-10, up $54.2 million from the mid-year projection.

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FINANCIAL OVERVIEW

After taking into account the effects of measures implemented by the government to manage a substantial revenue decline, the third quarter report shows:

·	revenue is down $634.1 million or 5.9 per cent from budget (up $153.8 million or 1.6 per cent from mid-year);

·	expense is down $133.1 million or 1.3 per cent from budget (up $99.6 million or 1.0 per cent from mid-year);

·	the net transfer from the GFSF is forecast at $510.1 million, up $501.0 million from budget (but down $54.2 million from mid-year);

·	the budgeted GRF surplus is maintained at $424.5 million;

·	the GFSF is projected to have a year-end balance of $705.0 million (up $54.2 million from mid-year); and,

·	Government debt is unchanged from March 31, 2009 at $4.2 billion.

2009-10 GRF Financial Overview
	Budget	Mid-Year	3rd Quarter	Change from
	Estimate	Projection	Forecast	Budget	Mid-Year
	(millions of dollars)
Revenue	$10,660.8	$9,872.9	$10,026.7	$(634.1)	$153.8
Expense	10,245.4	10,012.7	10,112.3	(133.1)	99.6
Pre-Transfer Surplus	415.4	(139.8)	(85.6)	(501.0)	54.2
Transfer to GFSF	(207.7)	-	-	207.7	-
Transfer from GFSF	216.8	564.3	510.1	293.3	(54.2)
Net Transfer from (to) GFSF	9.1	564.3	510.1	501.0	(54.2)
GRF Surplus	$424.5	$424.5	$424.5	$-	$-

GFSF Balance*	$1,215.1	$650.8	$705.0	$(510.1)	$54.2

Government Total Debt*	$4,164.7	$4,164.7	$4,164.7	$-	$-
* Budget Estimate reflects 2008-09 year-end amounts.

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 REVENUE UPDATE

At the third quarter, total GRF revenue is forecast to be $10.0 billion, an increase of $153.8 million (1.6 per cent) since mid-year.  The higher forecast is primarily due to increased oil revenue, Corporation Income Tax (CIT) and Personal Income Tax (PIT).  These increases are partially offset by a further decline in the potash revenue forecast.

Revenue Reconciliation
(millions of dollars)

Budget Estimate	$10,660.8
+ Changes at Mid-Year	-787.9
Mid-Year Projection	$9,872.9
Changes since Mid Year
Corporate Income Tax	+83.5
Personal Income Tax	+41.1
Other Taxes	+4.2
Potash	-312.9
Oil	+235.5
Resource Surcharge	+40.0
Crown Land Sales	+23.6
Other Revenue	+38.8
Total Change since Mid-Year	+153.8

3rd Quarter Forecast	$10,026.7

Tax revenue is forecast to increase by $128.8 million since the mid-year forecast primarily due to higher-than-expected final assessment data for the 2008 tax year, relating to both PIT ($41.1 million) and CIT ($83.5 million).  The stronger assessments result in a higher prior-year adjustment payment in 2009-10.

Fuel tax and Tobacco tax have been revised upward by a combined $13.9 million as a result of higher-than-budgeted consumption.  Other taxes are down $9.7 million primarily due to a decrease in the Corporate Capital Tax (CCT).

At third quarter, non-renewable resource revenue is down $17.0 million from the mid-year forecast of $1,780.8 million.  The decrease is due to a further reduction in the potash forecast and a small reduction in other non-renewable resources revenue.  These decreases are offset by increases in oil, Resource Surcharge, Crown land sales and natural gas.

The potash revenue forecast has been decreased by $312.9 million since mid-year, from $109.0 million to -$203.9 million.  The decrease is due to further downward revisions to 2009-10 prices and sales, as well as refunds related to 2008-09 overpayments.

The profit tax portion of potash royalties is paid on a calendar-year basis.  For the first quarter payment, producers are required to estimate their full-year profit and full-year payments.  Based on these first quarter estimates, producers remit an installment payment equal to 25 per cent of total forecast payments for the year.  For the second, third and fourth quarter payments, the industry re-estimates full-year profits and makes payments such that their year-to-date payments are 50, 75 and 100 per cent, respectively, of their full-year estimates.

At the close of the first quarter of 2009, potash producers submitted profit tax

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installment payments based on their internal forecasts of prices, sales volumes and profit.  The industry’s first quarter profit tax payments were received on March 31, 2009 and recorded in the 2008-09 Public Accounts.

These initial industry estimates for 2009 turned out to be well in excess of 25 per cent of actual profit tax owing for the 2009 calendar year.  The unprecedented deterioration in the potash market is now estimated to result in refunds owing to potash producers in relation to over-payments received last year.  These refunds will be paid out in the 2009-10 fiscal year and are forecast to exceed current-year revenue by $203.9 million.

The current potash forecast includes a 2009-10 average price of C$739 per K2O tonne (US$413 per KCl tonne) down from the mid-year forecast of C$814 per K2O tonne (US$452 per KCl tonne).  Total potash sales in 2009-10 are now forecast at 4.7 million K2O tonnes, down 1.0 million K2O tonnes from the mid-year assumption of 5.7 million K2O tonnes.

Other non-renewable resource revenue, which includes uranium, coal and other minerals, is forecast to be $8.9 million lower than mid-year.

Oil revenue has increased $235.5 million since the mid-year forecast.  The increase is primarily due to higher prices, a lower exchange rate, and a reduction in the light-heavy differential.  West Texas Intermediate (WTI) oil prices have increased from the mid-year estimate of US$65.73 to US$69.78 per barrel at third quarter.  The current fiscal-year forecast for the exchange rate has been lowered to 91.65 US cents from 93.15 US cents at mid-year.  The value of the Canadian dollar averaged 90.81 US cents from April until the end of January.  The light-heavy differential has been decreased from 22 per cent at mid-year to 15 per cent at third quarter.

The Resource Surcharge is up $40.0 million from the mid-year forecast of $400.8 million.  The increase is primarily due to unanticipated prior-year reconciliation payments from the resource sector in the third quarter.  The current forecast also accounts for higher monthly installment payments in the fourth quarter as resource sales improve.

Crown land sales are $23.6 million higher than mid-year reflecting actual 2009-10 results.  The final land sale of the fiscal year in early February was the largest of the fiscal year and generated $39.5 million.

Transfers from Crown Entities are forecast to be $5 million higher than at mid-year while other own-source revenue has increased $58.1 million since mid-year due mainly to increases in Interest, Premium, Discount and Exchange along with Sales, Services and Service Fees.

Transfers from the Government of Canada have decreased $21.1 million from mid-year due to a decrease in the Canada Health Transfer ($24.2 million), partially offset by an increase in other federal cost-sharing transfers ($3.1 million).

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EXPENSE UPDATE

At the third quarter, total GRF expense is forecast to be up $99.6 million from the 2009-10 mid-year projection.

Expense Reconciliation
(millions of dollars)

Budget Estimate	$10,245.40
Changes to Mid-Year	-232.7
Mid-Year Projection	$10,012.70
Changes since Mid-Year:
Health	+67.7
Municipal Affairs	+56.9
Public Service Commission	+12.6
Social Services	+7.3
Corrections, Public Safety
and Policing	+3.5
Public Service Pensions
and Benefits	+3.0
Tourism, Parks, Culture
and Sport	+3.0
Enterprise and Innovation
Programs	+1.4
First Nations and
Métis Relations	+1.3
Agriculture	-44.5
Highways and Infrastructure	-6.0
Finance – Debt Servicing	-5.0
Finance	-1.2
Other Net Changes	-0.4
Total Forecast Changes	+99.6

3rd Quarter Forecast	$10,112.30

The $99.6 million increase from mid-year mainly reflects changes in the following Ministries.

·
Health is up $67.7 million from mid-year, primarily due to higher-than-anticipated Fee-for-Service and Out-of-Province utilization, and increases related to H1N1 preparedness and facility and equipment capital projects that are nearing completion.

·	Municipal Affairs is up $56.9 million from mid-year, due to increased expenditures under the Building Canada Fund and Municipal Infrastructure Grants programs.

·	Public Service Commission is up $12.6 million from mid-year, primarily due to an increase in estimated non-permanent employee pension settlement costs.

·
Social Services is up $7.3 million from mid-year, primarily due to higher-than-expected Child and Family Community Services costs per case and higher-than-expected Saskatchewan Assistance Plan caseloads.

·	Corrections, Public Safety and Policing is up $3.5 million from mid-year, primarily due to increases for claims under the Provincial Disaster Assistance Program.

·	Finance – Public Service Pensions and Benefits is up $3.0 million from mid-year, mostly due to higher-than-anticipated costs across government.

·	Tourism, Parks, Culture and Sport is up $3.0 million from mid-year, primarily due to increases related to

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the Building Communities Program and the Community Initiatives Fund.

·	Enterprise and Innovation Programs is up $1.4 million from mid-year, primarily due to an increase related to the Ethanol Fuel Tax Rebate Program.

·
First Nations and Métis Relations is up $1.3 million from mid-year, primarily due to a net increase in current year gaming payments to reflect Saskatchewan Indian Gaming Authority and Saskatchewan Gaming Corporation 2009-10 forecasts.

·	Agriculture is down $44.5 million from mid-year, primarily due to lower-than-expected costs for the AgriStability Program.

·	Highways and Infrastructure is down $6.0 million from mid-year, primarily as a result of reduced amortization expense and deferral of work in the Urban Highway Connector Program.

·	Finance Debt Servicing is down $5.0 million from mid-year, primarily due to lower in-year borrowing requirements and lower interest rates.

·	Finance is down $1.2 million from mid-year, primarily as a result of lower-than-anticipated consulting and communications costs, and savings due to vacancy management.

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DEBT UPDATE

The GRF borrows for government and Crown corporations.  Total debt is composed of gross debt less sinking funds plus guaranteed debt.

Government total debt at March 31, 2010 is currently forecast to be $4.2 billion, unchanged from March 31, 2009.

Crown corporations are responsible for the principal and interest payments on their debt.  Crown corporation debt is incurred in the normal course of business, primarily for investment in infrastructure and business development initiatives which provide revenue streams to service the debt.

Crown corporation debt is divided into two components: Crown corporation general debt and Government business enterprise (GBE) specific debt.

Crown corporation general total debt is forecast to be $0.9 billion, an increase of $399.8 million from March 31, 2009.  GBE specific total debt is forecast to be $3.0 billion, a decrease of $4.4 million from March 31, 2009.

Taken together, Crown corporation total debt is currently forecast to be $4.0 billion, an increase of $395.4 million from March 31, 2009.  This is $443.7 million lower than the increase anticipated at mid-year, due to changes in the timing of capital projects.

GRF Total Debt
		As at March 31, 2010
		Mid-Year	3rd Quarter	Change from
	31-Mar-09	Projection	Forecast	31-Mar-09	Mid-Year
	(millions of dollars)
Government Total Debt	$4,164.7	$4,164.7	$4,164.7	$-	$-
Crown Corporation Total Debt*	3,557.2	4,396.3	3,952.6	395.4	(443.7)
GRF Total Debt	$7,721.9	$8,561.0	$8,117.3	$395.4	$(443.7)
* Crown Corporation General Total Debt plus Government Business Enterprise Specific Total Debt

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2009-10 Third Quarter Financial Report
Province of Saskatchewan
General Revenue Fund
Statement of Revenue
	Budget	Mid-Year	3rd Quarter	Change from
	Estimate	Projection	Forecast	Budget	Mid-Year
	(thousands of dollars)

Corporation Income	$624,900	$796,700	$880,200	$255,300	$83,500
Fuel	438,000	438,000	443,000	5,000	5,000
Individual Income	1,802,600	1,848,600	1,889,700	87,100	41,100
Provincial Sales	1,155,600	1,130,600	1,130,600	(25,000)	-
Tobacco	190,500	190,500	199,400	8,900	8,900
Other	247,300	247,300	237,600	(9,700)	(9,700)
Taxes	$4,458,900	$4,651,700	$4,780,500	$321,600	$128,800

Crown Land Sales	$127,800	$127,800	$151,400	$23,600	$23,600
Natural Gas	102,200	33,300	39,000	(63,200)	5,700
Oil	573,100	952,800	1,188,300	615,200	235,500
Potash	1,926,800	109,000	(203,900)	(2,130,700)	(312,900)
Resource Surcharge	461,800	400,800	440,800	(21,000)	40,000
Other	177,200	157,100	148,200	(29,000)	(8,900)
Non-Renewable Resources	$3,368,900	$1,780,800	$1,763,800	$(1,605,100)	$(17,000)

Crown Investments Corporation of Saskatchewan	$185,000	$185,000	$185,000	$-	$-
- Special Dividend	110,000	570,000	570,000	460,000	-
Saskatchewan Liquor and Gaming Authority	440,700	431,400	427,300	(13,400)	(4,100)
Other Enterprises and Funds	41,200	55,000	64,100	22,900	9,100
Transfers from Crown Entities	$776,900	$1,241,400	$1,246,400	$469,500	$5,000

Fines, Forfeits and Penalties	$10,500	$12,400	$12,800	$2,300	$400
Interest, Premium, Discount and Exchange	176,700	194,700	225,300	48,600	30,600
Motor Vehicle Fees	149,400	149,400	149,400	-	-
Other Licences and Permits	32,800	32,800	33,300	500	500
Sales, Services and Service Fees	173,100	104,600	119,400	(53,700)	14,800
Transfers from Other Governments	15,900	18,000	18,500	2,600	500
Other	40,000	59,600	70,900	30,900	11,300
Other Revenue	$598,400	$571,500	$629,600	$31,200	$58,100
Own-Source Revenue	$9,203,100	$8,245,400	$8,420,300	$(782,800)	$174,900

Canada Health Transfer	$843,500	$843,500	$819,300	$(24,200)	$(24,200)
Canada Social Transfer	335,000	335,000	335,000	-	-
Other	279,200	449,000	452,100	172,900	3,100
Transfers from the Government of Canada	$1,457,700	$1,627,500	$1,606,400	$148,700	$(21,100)
Revenue	$10,660,800	$9,872,900	$10,026,700	$(634,100)	$153,800

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2009-10 Third Quarter Financial Report
Province of Saskatchewan
General Revenue Fund
Statement of Expense
	Budget	Mid-Year	3rd Quarter	Change from
	Estimate	Projection	Forecast	Budget	Mid-Year
	(thousands of dollars)

Executive Branch of Government
Advanced Education, Employment and Labour	$840,020	$868,335	$868,335	$28,315	$-
Agriculture	483,444	443,319	398,823	(84,621)	(44,496)
Corrections, Public Safety and Policing	324,014	333,861	337,361	13,347	3,500
Education	1,206,066	1,174,834	1,174,838	(31,228)	4
- Teachers' Pensions and Benefits	173,169	173,169	173,165	(4)	(4)
Energy and Resources	42,888	40,982	40,739	(2,149)	(243)
Enterprise and Innovation Programs	22,133	21,835	23,233	1,100	1,398
Enterprise Saskatchewan*	47,305	45,406	45,406	(1,899)	-
Environment	200,380	190,780	190,780	(9,600)	-
Executive Council	9,057	9,002	9,002	(55)	-
Finance	64,981	63,650	62,436	(2,545)	(1,214)
- Public Service Pensions and Benefits	264,411	264,411	267,457	3,046	3,046
Finance Debt Servicing	502,500	487,500	482,500	20,000)	(5,000)
First Nations and Métis Relations	87,585	89,285	90,575	2,990	1,290
Government Services	14,884	12,334	12,334	(2,550)	-
Health	4,075,223	3,883,123	3,950,773	(124,450)	67,650
Highways and Infrastructure	436,990	435,072	429,072	(7,918)	(6,000)
Information Technology Office	7,091	6,662	6,482	(609)	(180)
Intergovernmental Affairs	4,014	3,769	3,769	(245)	-
Justice and Attorney General	142,275	145,200	145,200	2,925	-
Municipal Affairs	339,697	360,528	417,428	77,731	56,900
Office of the Provincial Secretary	5,024	4,812	4,812	(212)	-
Public Service Commission	38,085	37,495	50,085	12,000	12,590
Saskatchewan Research Council	15,016	15,016	15,016	-	-
Social Services	722,760	736,148	743,495	20,735	7,347
Tourism, Parks, Culture and Sport	139,180	128,442	131,414	(7,766)	2,972

Legislative Branch of Government
Chief Electoral Officer	1,179	1,675	1,675	496	-
Children's Advocate	1,621	1,621	1,621	-	-
Conflict of Interest Commissioner	151	151	151	-	-
Information and Privacy Commissioner	927	927	927	-	-
Legislative Assembly	23,662	23,727	23,727	65	-
Ombudsman	2,195	2,195	2,195	-	-
Provincial Auditor	7,459	7,459	7,459	-	-

Expense	$10,245,386	$10,012,725	$10,112,285	$(133,101)	$99,560
* Includes Innovation Saskatchewan. Enterprise Saskatchewan's mid-year projection has been restated to include Innovation Saskatchewan.

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2009-10 Third Quarter Financial Report
Province of Saskatchewan
General Revenue Fund
Statement of Debt
		As at March 31, 2010
		Mid-Year	3rd Quarter	Change from
	31-Mar-09	Projection	Forecast	31-Mar-09	Mid-Year
	(thousands of dollars)

Government General Debt	$4,145,286	$4,137,653	$4,137,653	$(7,633)	$-

Crown Corporation General Debt
Information Services Corporation
of Saskatchewan	$13,547	$13,547	$13,547	$-	$-
Municipal Financing Corporation
of Saskatchewan	1,062	10,000	10,000	8,938	-
Saskatchewan Crop Insurance Corporation	2,053	-	-	(2,053)	-
Saskatchewan Housing Corporation	33,212	31,834	31,669	(1,543)	(165)
Saskatchewan Opportunities Corporation	37,543	42,096	37,096	(447)	(5,000)
Saskatchewan Power Corporation	140,000	602,163	508,855	368,855	(93,308)
Saskatchewan Telecommunications
Holding Corporation	28,900	16,400	12,900	(16,000)	(3,500)
Saskatchewan Water Corporation	41,412	57,007	46,951	5,539	(10,056)
SaskEnergy Incorporated	222,500	237,751	259,039	36,539	21,288
Crown Corporation General Debt	$520,229	$1,010,798	$920,057	$399,828	$(90,741)

Government Business Enterprise Specific Debt
Municipal Financing Corporation
of Saskatchewan	$37,266	$88,853	$88,853	$51,587	$-
Saskatchewan Gaming Corporation	-	6,000	6,000	6,000	-
Saskatchewan Power Corporation	2,157,215	2,319,705	2,117,710	(39,505)	(201,995)
Saskatchewan Telecommunications
Holding Corporation	262,468	356,235	255,686	(6,782)	(100,549)
SaskEnergy Incorporated	579,092	614,721	564,266	(14,826)	(50,455)
Government Business Enterprise Specific Debt	$3,036,041	$3,385,514	$3,032,515	$(3,526)	$(352,999)
Total Public Debt	$7,701,556	$8,533,965	$8,090,225	$388,669	$(443,740)
Guaranteed Debt	20,305	27,045	27,045	6,740	-
Total Debt	$7,721,861	$8,561,010	$8,117,270	$395,409	$(443,740)
Total Debt by Category
Government Gross Debt	$7,109,217	$6,404,561	$6,404,561	$(704,656)	$-
Government Sinking Funds	(2,963,931)	(2,266,908)	(2,266,908)	697,023	-
Government Public Debt	$4,145,286	$4,137,653	$4,137,653	$(7,633)	$-
Government Guaranteed Debt	19,412	27,045	27,045	7,633	-
Government Total Debt	$4,164,698	$4,164,698	$4,164,698	$-	$-

Crown Corporation Gross Debt	$3,956,576	$4,802,719	$4,362,627	$406,051	$(440,092)
Crown Corporation Sinking Funds	(400,306)	(406,407)	(410,055)	(9,749)	(3,648)
Crown Corporation Public Debt	$3,556,270	$4,396,312	$3,952,572	$396,302	$(443,740)
Crown Corporation Guaranteed Debt	893	-	-	(893)	-
Crown Corporation Total Debt	$3,557,163	$4,396,312	$3,952,572	$395,409	$(443,740)
Total Debt	$7,721,861	$8,561,010	$8,117,270	$395,409	$(443,740)

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